SAMSON OIL & GAS PRESENTS IN NEW YORK

Denver 1700 hours 6th April, 2011, Perth 0700 hours, 7th April, 2011

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) is presenting at two investor conferences in New York.

Samson’s presentation at the Australian Resource Conference USA is scheduled for 11:30 am Eastern Standard Time on Thursday April 7th (which is Friday April 8th, 01:30 am in Sydney). The presentation is being webcast and is available at http://live.arcusa-newyork.com.

Samson is also presenting at the IPAA OGIS Conference on Monday April 11th at 2:50 pm (which is Tuesday April 12th, 04:50 am in Sydney). This presentation is also being webcast and is available at http://www.corporate-ir.net/ireye/conflobby.zhtml?ticker=SSN

The materials to be discussed at both conferences have been made available on Samson’s website at www.samsonoilandgas.com

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,996 million ordinary shares issued and outstanding (including 271 thousand options exercisable at AUD 1.5 cents), which would be the equivalent of 99.8 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$3.84 per ADS on April 4th, 2011 the company has a current market capitalization of approximately US$377.6 million.  Correspondingly, based on the ASX closing price of A$0.18 on April 4th, 2011, the company has a current market capitalization of A$355.2million.  The options have been valued at their closing price of A$0.165 on April 4th, 2011 and translated to US$ at the current exchange of 1.0385 for the purposes of inclusion in the US$ market capitalization calculation.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on
303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Statements made in this press release or related announcements that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at .sec.gov/edgar/searchedgar/webusers.htm.